FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending July 11, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 11, 2005                                            By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

       Notification of Transactions of Directors, Persons Discharging
             Managerial Responsibility or Connected Persons


The Administrators of the GlaxoSmithKline Executive Supplemental Savings Plan notified the Company and the under-mentioned persons on 8 July 2005 of changes in their interests in Ordinary Share ADRs arising from an increase in their interests under the Annual Investment Plan feature following the re-investment of the dividend paid to shareholders on 7 July 2005 at a price of $48.22 per share:-


Dr J P Garnier                                                   299.752

Dr T Yamada                                                      192.874

Mr W Calhoun                                                     308.967

Mr D Stout                                                       245.931

Mr J Ziegler                                                     79.227


This notification relates to a transaction notified in accordance with Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b).


S M Bicknell
Company Secretary

11 July 2005

     Notification of Transactions of Directors, Persons Discharging
              Managerial Responsibility or Connected Persons


The Administrators of the SmithKline Beecham Mid-Term Incentive Plan notified the Company and the under-mentioned persons on 11 July 2005 of an increase in their interests in Ordinary Share ADRs at a price of $47.625 per ADR following the re-investment of the dividend paid to shareholders on 7 July 2005.


Dr J P Garnier                                                         1,324.903

Mr W Calhoun                                                           135.419

Mr D Phelan                                                            255.534

Mr D Stout                                                             102.138

Mr J Ziegler                                                           82.445


This notification relates to a transaction notified in accordance with Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b).


S M Bicknell
Company Secretary

11 July 2005

      Notification of Transactions of Directors, Persons Discharging
               Managerial Responsibility or Connected Persons


The Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and the under-mentioned persons on 11 July 2005 of an increase in their notional interests in Ordinary Shares at a price of (pound)13.39 per Ordinary Share and Ordinary Share ADRs at a price of $49.95 per ADR following the notional re-investment of the dividend paid to shareholders on 7 July 2005:


Dr J P Garnier                                     3,131.377    ADRs

Mr J Heslop                                        116.870      Ordinary Shares

Dr T Yamada                                        939.413      ADRs

Mr R Bondy                                         1,183.698    Ordinary Shares

Mr W Calhoun                                       391.423      ADRs

Mr M Dunoyer                                       445.808      Ordinary Shares

Mr R Greig                                         391.423      ADRs

Mr D Phelan                                        602.79       ADRs

Dr D Pulman                                        391.634      Ordinary Shares
                                                   192.018      ADRs

Mr D Stout                                         1,158.609    ADRs

Mr C Viehbacher                                    602.79       ADRs

Mr A Witty                                         1,042.709    Ordinary Shares

Mrs J Younger                                      269.022      Ordinary Shares

Mr J Ziegler                                       602.79       ADRs


The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.

This notification relates to a transaction notified in accordance with Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b).


S M Bicknell
Company Secretary

11 July 2005

      Notification of Transactions of Directors, Persons Discharging
              Managerial Responsibility or Connected Persons

I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary Shares of GlaxoSmithKline plc.

   8 July 2005             Abacus  (GSK)  Trustees  Limited,  as trustee of the
                           GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 4,993 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                           Share Option Plan 1991.


The Company was advised of these transactions on 11 July 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J S Heslop are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(b).

S M Bicknell,
Company Secretary

11 July 2005

      Notification of Transactions of Directors, Persons Discharging
             Managerial Responsibility or Connected Persons


The Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and the under-mentioned persons on 11 July 2005 of an increase in their interests in Ordinary Share ADRs at a price of $47.625 per ADR following the re-investment of the dividend paid to shareholders on 7 July 2005.


Dr J P Garnier                                                    288.432

Mr W Calhoun                                                      41.193

Mr D Phelan                                                       61.806


This notification relates to a transaction notified in accordance with Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b).


S M Bicknell
Company Secretary

11 July 2005

     Notification of Transactions of Directors, Persons Discharging
             Managerial Responsibility or Connected Persons


I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned persons arising from the purchase of Ordinary Shares at a price of (pound)13.51 per Ordinary Share on 7 July 2005 through the Company's ShareReward Plan ("the Plan") which the under-mentioned persons entered on 5 October 2001:


Mr J Heslop                       Acquisition  of 7 Ordinary  Shares  under the
                                  Dividend  Reinvestment element of the Plan

Mr R Bondy                        Acquisition  of 7 Ordinary  Shares  under the
                                  Dividend  Reinvestment element of the Plan

Dr D Pulman                       Acquisition  of 5 Ordinary  Shares  under the
                                  Dividend  Reinvestment element of the Plan

Mr C Viehbacher                   Acquisition  of 2 Ordinary  Shares  under the
                                  Dividend  Reinvestment element of the Plan

Mr A Witty                        Acquisition  of 7 Ordinary  Shares  under the
                                  Dividend  Reinvestment element of the Plan

Mrs J Younger                     Acquisition  of 7 Ordinary  Shares  under the
                                  Dividend  Reinvestment element of the Plan


The Company and the above-mentioned persons were advised of this information on 8 July 2005.

This notification relates to a transaction notified in accordance with Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b).


S M Bicknell
Company Secretary

11 July 2005